Name of Issuer:  Health Risk Management, Inc.
Title of class of Securities:  Common Stock
CUSIP Number:  421935107
Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications:
		Robinson Curley & Clayton
		C. Phillip Curley
		300 South Wacker Dr.
		Suite #1700
		Chicago, Illinois  60606
		(312) 663-3100

Date of Event which Requires Filing of this Statement:
	March 20, 2001
Name of Reporting Person:  Chiplease, Inc.
Source of Funds:  WC
Citizenship or Place of Organization:
South Dakota USA
Number of Shares:  1,146,058
Aggregate Amount Beneficially Owned by
	Each Reporting Person:  1,146,058
Percent of Class Represented by Amount in Row (11):  24.58%

Item 1     Security and Issuer

	The class of securities to which this Statement relates is Common Stock,(the "Shares") of Health Risk Management, Inc.
the "Company") whose principal executive offices are located at 8000 West 78th St., Minneapolis, MN 55349.

Item 2     Identity and Background

	This statement is being filed by and on behalf of the beneficial owner listed below (the "Reporting Person").
Information with regard to the Reporting Person is set forth below.

Name (a)	        Present (b)              Principal
			Address               Occupation (c)
Chiplease, Inc.	     Leon Greenblatt, Sec'y      Leasing &
		      Chiplease Inc.           Investments
		      330 South Wells St. #718
		      Chicago, IL  60606

	(d-e) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of an administrative body of competent jurisdiction, and as a result thereof, been or is subject to a judgment, decree or final order enjoining future violations of federal or state securities laws.

	(f) The Reporting Person is incorporated in the State of South Dakota.

Item 3	 Source and Amount of Funds or Other
		Considerations

	The source of the funds is working capital. The amount of consideration was approximately $1,101,000.

Item 4	 Purpose of Transaction

	The Reporting Person, its parent company, Banco Panamericano, Inc. ("Banco"), the Reporting Person's Secretary, Leon A. Greenblatt III ("Mr. Greenblatt"), and his spouse have entered into a Standstill Agreement with the Company.
Pursuant to the Standstill Agreement, a principal of Loop Corp., a company having some common ownership with the Reporting Person, serves as a director of the Company. An amendment to the Standstill Agreement was agreed to by the parties on March 23, 2001.

	The Shares are owned for investment purposes.
Additional shares of the Company may be purchased or sold subject to market conditions or any necessary regulatory approval. The Reporting Person may in addition contribute capital to the Company in support of the expansion of the Company's HMO operations.

	Loop Corp. has entered a Letter of Intent with the Company which, among other things, allows Loop Corp. to purchase $3 million of Convertible Debentures, convertible at a strike price of $7.42 per share; and provides as an inducement for Loop Corp. to enter into certain investments in the Company described in the Letter of Intent, that the Company shall deliver to Loop Corp. 625,000 Warrants with a strike price of $8.25 per share. The boards of directors of the company and Loop Corp. have approved the Letter of Intent, a copy of which is attached to and made a part of this filing.

	The Reporting Person has no current plans or proposals other than as may be contained in the Letter of Intent which would relate to or result in any of the following:

	(a) The acquisition of additional shares in excess of 40% of the outstanding Shares of the Company as provided in the Standstill Agreement, as amended, although the Standstill Agreement may be amended further to allow for the acquisition of additional shares by the Reporting Person;

	(b) An extraordinary corporate transaction, such as an acquisition, merger, reorganization or liquidation, involving the Company;

	(c) A sale or transfer of a material amount of assets of the Company;

	(d) A change in the present board of directors or management of the Company; including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e) A material change in the present capitalization or dividend policy of the Company;

	(f) Any other material change in the business or corporate structure of the Company;

	(g) Any change in the Articles of Incorporation or By-laws or other actions which may impede or expedite the acquisition of control of the Company by any person;

	(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i) Causing a class of securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or

	(j) Any action similar to any of those enumerated above.

Item 5	 Interest in Securities of the Issuer

	(a) The Reporting Person, Banco, Mr. Greenblatt, his spouse, and Loop Corp. own 1,146,058 shares of the Company, or 24.58% of the outstanding Shares.

	(b) Mr. Greenblatt has the power to vote his shares, the Reporting Person's shares and Banco's shares of the Company. Mr. Greenblatt shares the power to vote the shares owned by Loop Corp.

	(c) During approximately the last 60 days 163,110 shares were purchased in the open market.

	(d) No other person has the right to receive or power to direct the receipt of dividends from or proceeds from the sale of the Company;

	(e)  Not applicable.

Item 6	Contracts, Arrangements, Understandings or
	Relationships With Respect to Securities of the Issuer

The Reporting Person, Banco, Mr. Greenblatt and his spouse have entered into a Standstill Agreement, as amended, with the Company. The Reporting Person is a subsidiary of Banco.
Loop Corp. shares some common ownership with the Reporting Person. Loop Corp. has entered a Letter of Intent with the Company as described above.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2001




Leon Greenblatt, Secretary